                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                 ---------------------------------------------

                                  FORM 6-K/A

                 ---------------------------------------------

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                 ---------------------------------------------

                         For the month of October 1997

                 ---------------------------------------------

                               MERIDIAN GOLD INC.
                (Translation of registrant's name into English)

                               5011 Meadowood Way
                               Reno, Nevada 89502
                    (Address of principal executive offices)
                 ---------------------------------------------

                     Form 20-F    X       Form 40-F
                                -----               ----

                            Yes   X       No
                                -----        -----

Meridian Gold Inc.                       [LOGO OF MERIDIAN
5011 Meadowood Way                        GOLD INC.]
Reno, Nevada 89502
Phone:  (702) 827-3777
Fax:    (702) 827-7133

                                            [LOGO OF MERIDIAN GOLD APPEARS HERE]
MERIDIAN GOLD INC.
5011 MEADOWOOD WAY
RENO, NEVADA 89502
PHONE: (702) 827-3777
FAX:   (702) 827-7133
--------------------------------------------------------------------------------

                MERIDIAN GOLD REPORTS THIRD QUARTER 1997 RESULTS
                     (All dollar amounts in U.S. currency)

RENO, NEVADA, OCTOBER 14, 1997--Meridian Gold Inc. today reported a third quarter loss of $10.5 million, or $0.14 per share, before unusual items. This compares to a loss of $2.1 million or $0.03 per share in the third quarter of 1996. The Company also reported a $36.4 million non-cash provision in connection with a one-time, non-recurring adjustment following a prudent review of the Company's balance sheet based on the current low gold price environment. The third quarter loss after unusual items is $46.9 million, or $0.64 per share. The impact of the adjustment on the Company's proven and probable reserves is estimated to be minimal.

The unusual items reflect: a write-down of the carrying value of Meridian's 30% interest in the Jerritt Canyon Joint Venture mine by $26.2 million; a $4.0 million acceleration in the closure reserve accrual for Jerritt Canyon; a $3.5 million adjustment as a result of additional changes at Beartrack related to depreciation and the leach pad inventory; and a $2.7 million increase in the closure reserve at Beartrack as a result of lower gold credits from residual ounces due to lower gold prices.

In addition to the third quarter results, the Company is pleased to provide a resource estimate on its Rossi project on the Carlin Trend in Nevada and a review of the underground program at its El Penon project in Chile.

THIRD QUARTER RESULTS
---------------------
Sales for the quarter were $17.5 million, versus $20.1 million in the third quarter of 1996, reflecting lower realized gold prices which more than offset slightly higher production. The average realized price of gold decreased to $323 per ounce from $383 per ounce in the third quarter of 1996. Gold production for the quarter increased to 56,415 ounces from 51,081 ounces in 1996, while cash production costs improved to $194 per ounce from $227 per ounce.

At Beartrack, gold production was 29,114 ounces, with cash costs of $208 per ounce. This compares to third quarter 1996 production of 27,595 ounces at a cash cost of $184 per ounce. The increase in cash costs over 1996 is the result of lower ore production due to the major pad expansion taking place at Beartrack this year. During the third quarter the mine moved 1.0 million tonnes of ore, and the average cyanide soluble heap leach grade was 0.86 grams per tonne.

At Jerritt Canyon, the Company's share of gold production in the third quarter was 27,301 ounces at a cash cost of $180 per ounce. Production for the quarter was up 16% from third quarter 1996 production of 23,486 ounces, due primarily to higher grade ores from the underground Murray Mine and the Dash open pit, which combined to more than offset the lower throughput associated with the shutdown of the wet mill. The cash costs represent a 35% reduction from third quarter 1996. Higher ore grades are the primary factor in the cash cost improvement.

Exploration spending in the third quarter, primarily at El Penon, was $9.9 million, compared to $4.3 million in the third quarter of 1996.

At the end of the third quarter, Meridian Gold's balance sheet remained strong, with cash resources of approximately $60 million to support the Company's growth plans.

RESULTS FOR THE NINE MONTHS ENDING SEPTEMBER 30
-----------------------------------------------
For the first three quarters of 1997, the Company has recorded a loss before unusual items of $24.3 million, or $0.33 per share, compared to a loss of $5.0 million or $0.07 per share for the first three quarters of 1996. After unusual items, the Company's loss was $60.7 million, or $0.83 per share.

Sales were $48.3 million, versus $56.2 million in the same period last year. Exploration spending, primarily at El Penon, was $23.1 million, significantly higher than the $7.7 million spent in the same period last year. The average realized price of gold for the first three quarters of 1997 was $348 per ounce, compared to $392 in 1996.

Gold production for the first three quarters declined slightly from 1996 levels, to 142,222 ounces from 146,601 ounces. Cash production costs improved to $215 per ounce from $245 per ounce.

Meridian Gold stated at the time of the secondary offering in July 1996 that its emphasis would be on generating significant long-term growth through an aggressive exploration and development program. The Company's 1997 operating results reflect this program, which is generating significant opportunities that will benefit the Company in the long term.

ROSSI -- INFERRED RESOURCE ESTIMATE
-----------------------------------
At the Company's wholly owned Rossi project, a geologically inferred resource has been estimated for the deep mineralization that has been explored northwest of Barrick Gold Corp's Meikle mine. This high-grade gold mineralization is refractory and starts at a depth of approximately 700 feet below the surface. The resource estimate is based on a three dimensional model constructed from
cross-sections using 78 drill holes.   The mineralization was extended half the
distance to the nearest hole, up to maximum distance of 160 or 120 feet, depending on the orientation. In addition, strong structural and stratigraphic control was placed on the mineralization.

At a cut-off grade of 6.8 grams/tonne, the Company is pleased to announce an inferred resource of 1,069,000 ounces of gold, contained in 2.8 million tonnes averaging 12.7 grams/tonne.

"This resource estimate represents the results of deep drilling on only a small portion of the property, and the resource is open to expansion. Presently, Meridian is reviewing all of its options regarding the property", said Brian J. Kennedy, President and CEO.

EL PENON UPDATE
---------------
The underground program from the decline in Quebrada Orito has been completed. Due to the variability inherent in most vein type gold deposits, six cross-cuts totaling 341 meters, 44 underground core holes, and 55 meters of drifts in ore were completed to confirm the continuity of mineralization. The following results are based on the average of chip samples along both the right and left sides of the cross-cuts and the average of muck samples for the drifts in ore:

--------------------------------------------------------------------------------
Sample Description and Location        Interval (m)    Gold grade   Silver grade
-------------------------------        --------        ----------   ------------
(grid is in meters)                                     (g/tonne)     (g/tonne)
--------------------------------------------------------------------------------
Cross-cut
---------
Cross-cut 1 (1300 N (north of portal))         6.5           3.2             47
          2 (1330 N)                           4.3          10.2            258
          3 (1360 N)                          12.8           4.3            142
          4 (1390 N)                          13.3          12.3            197
          5 (1420 N)                          23.5          12.7            184
          6 (1450 N)                          13.9           6.5            147

Drifts in Ore
-------------
Drift in ore A (1390-1420 N)                  24.0          29.3            300
             B (1420-1450 N)                  21.4          10.2            195
--------------------------------------------------------------------------------

The cross-cuts are 3.0 x 3.5 meters and are numbered based on their distance in meters from the decline portal. The drifts, which are entirely within the mineralization, are also 3.0 x 3.5 meters and connect the three northernmost cross-cuts.

The sampling program has been successful in confirming the continuity and tenor of the mineralization within the deposit. The ranges of grades encountered in the underground program are comparable to those encountered in the reverse circulation surface drilling, and all of the data are being incorporated into the geologic model for the feasibility study. The feasibility study is continuing and the results are expected to be released during the first quarter of 1998.

Surface drilling at El Penon during the first nine months of 1997 totaled 223 reverse circulation and 43 core holes, and has been concentrated on better defining the resource area for feasibility estimates. Fourth quarter drilling will focus on new exploration targets on the property.

Meridian Gold is also pleased to announce the hiring of Mr. Gonzalo F. Tufino as the Chilean-based Project Manager for its El Penon project. Mr. Tufino returns to the gold industry after having successfully constructed and commissioned the large Fenix Lithium Project in Argentina. He was President and General Manager, Minera del Altiplano S.A., a wholly-owned subsidiary of FMC Corporation. Said Donald L. Beckwith, Vice President of Operations, "We are pleased to add someone with Gonzalo's experience. He brings proven South American construction and operating expertise, in addition to broad gold experience in the western hemisphere, to our team."

OTHER EXPLORATION UPDATES
-------------------------
Chile -- An additional drill program is planned for the Las Tinajas property in the northern part of the Maricunga District. This drilling is planned to start as soon as weather permits. Recent field work has detected a new zone of surface mineralization with more than 3 grams per tonne gold. At the Company's nearby Agua de la Piedra property, surface sampling and mapping will resume later this year.

Nevada -- The Company has recently acquired two new properties in Nevada as a result of its continuing grassroots exploration program. Both of these properties are epithermal quartz-adularia vein systems with similarities to El Penon. Additional field work is in progress on both properties.

Meridian Gold Inc. is a proven exploration-oriented gold producer, well financed and led by a strong management team committed to growth. In 1996, annual production was 202,000 ounces of gold from two producing properties: Beartrack in Idaho (100% owned) and Jerritt Canyon (30% owned) in Nevada. At year-end 1996, the Company had reserves of 1.4 million ounces of gold. In addition, Meridian Gold holds an inventory of active exploration properties in Chile and the United States. The common shares of Meridian are traded on The Toronto Stock Exchange (MNG) and the New York Stock Exchange (MDG).

Safe Harbor Statement under the United States Private Securities Litigation Act of 1995: Statements in this release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors identified above and in the corporation's periodic filings with the Ontario Securities Commission and the U.S. Securities Exchange Commission. Such information contained herein represents management's best judgment as of the date hereof based on information currently available. The corporation does not intend to update this information and disclaims any legal liability to the contrary.

For further information, please visit our website at www.meridiangold.com, or contact:

  Wayne M. Hubert
  Investor Relations
  Meridian Gold Inc.
  Tel:   (702) 827-7130
  Fax:   (702) 827-7133
  E-mail:  www.whubert@meridiangold.com

                               Meridian Gold Inc.
                               ------------------

                Consolidated Condensed Statements of Operations
                -----------------------------------------------
               (Unaudited and in millions, except per share data)


                                                   Three Months          Nine Months
                                                Ended September 30    Ended September 30
                                               --------------------  --------------------
                                                 1997       1996        1997       1996
                                               ---------  ---------  ----------  --------

  Sales                                          $ 17.5     $ 20.1      $ 48.3    $ 56.2

  Costs and expenses
     Operating expenses                            19.5       13.6        40.8      38.5
     Depreciation, depletion & amortization         8.3        5.0        17.6      15.8
     Exploration costs                              9.9        4.3        23.1       7.7
     Selling, general and
      administrative expenses                       1.8        0.7         4.7       3.0
                                                 ------     ------      ------    ------
  Total costs and expenses                         39.5       23.6        86.2      65.0

  Impairment of mineral properties                 26.2         --        26.2        --

  Loss before interest and taxes                  (48.2)      (3.5)      (64.1)     (8.8)

  Gain on disposal of assets                        0.4        ---         0.4       ---
  Interest income                                   0.9        1.4         3.0       3.8
                                                 ------     ------      ------    ------

  Loss before income taxes                        (46.9)      (2.1)      (60.7)     (5.0)

  Provision for income taxes                        ---        ---         ---       ---
                                                 ------     ------      ------    ------

  Net loss                                       $(46.9)    $ (2.1)     $(60.7)   $ (5.0)
                                                 ======     ======      ======    ======

  Loss per common share                          $(0.64)    $(0.03)     $(0.83)   $(0.07)
                                                 ======     ======      ======    ======

  Number of common shares used in
     loss per share computations                   73.6       73.6        73.6      73.6
                                                 ======     ======      ======    ======


                               Meridian Gold Inc.
                               ------------------

                           Operating Data (Unaudited)
                           --------------------------

                                               Three Months        Nine Months
                                            Ended September 30  Ended September 30
                                            ------------------  ------------------
                                              1997      1996      1997      1996
                                            --------  --------  --------  --------
BEARTRACK MINE
 Gold production - Heap leach (ounces)        29,114    27,595    77,095    77,370
 Tonnes mined (thousands):
     Ore                                         971     1,491     2,701     3,233
     Waste                                     1,469       705     3,237     2,920
                                             -------   -------   -------   -------
       Total                                   2,440     2,196     5,938     6,153

Average heap leach grade (grams / tonne)        0.86      0.86      0.89      0.93

Cash cost of production / ounce              $   208   $   184   $   202   $   187

JERRITT CANYON JOINT VENTURE
 Gold production (Meridian Gold 30 % share ounces):

     Milling                                27,301    23,333     64,914     68,789
     Heap leach                                  0       153        213        442
                                           -------   -------   --------   --------
       Total                                27,301    23,486     65,127     69,231
 Tonnes mined (thousands):
     Ore                                       334       354        762      1,106
     Waste                                   5,236     3,498     19,716      8,792
                                           -------   -------   --------   --------
       Total                                 5,570     3,852     20,478      9,898

 Mill tonnes processed (thousands)             337       595      1,052      1,787
 Average mill ore grade (grams / tonne)       9.05      4.53       6.92       4.53
 Mill recoveries                              92.9%     87.2%      92.6%      87.6%

Cash cost of production / ounce            $   180   $   278   $    229   $    309


TOTAL
Ounces of gold produced                     56,415    51,081    142,222    146,601
Ounces of gold sold                         53,983    53,179    140,639    145,410
Average realized price / ounce             $   323   $   383   $    348   $    392

Cash cost of production / ounce            $   194   $   227   $    215   $    245


                               Meridian Gold Inc.
                               ------------------

                     Consolidated Condensed Balance Sheets
                     -------------------------------------
                          (Unaudited and in millions)


                                              September 30  December 31
                                              ------------  -----------
                                                  1997         1996
                                              ------------  -----------

ASSETS
Current Assets:
  Cash and cash equivalents                         $ 59.6       $ 82.6
  Trade receivables                                    0.5          1.8
  Inventories                                         14.0         16.8
  Other current assets                                 3.3          2.7
                                                    ------       ------
Total current assets                                  77.4        103.9
                                                    ------       ------

Property, plant and equipment, net                    76.8        106.6
Other assets                                           3.4          4.1
                                                    ------       ------

Total Assets                                        $157.6       $214.6
                                                    ======       ======


LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
  Accounts payable, trade                           $  7.9       $  7.6
  Accrued and other liabilities                        5.1         10.7
                                                    ------       ------
Total current liabilities                             13.0         18.3
                                                    ------       ------

Other long-term liabilities                           23.5         14.6
Shareholders' equity                                 121.1        181.7
                                                    ------       ------

Total liabilities and shareholders' equity          $157.6       $214.6
                                                    ======       ======

                              Meridian Gold Inc.
                              ------------------

                 Consolidated Condensed Statement of Cash Flows
                 ----------------------------------------------
                          (Unaudited and in millions)


                                                       Three Months          Nine Months
                                                    Ended September 30    Ended September 30
                                                   --------------------  --------------------
                                                      1997       1996       1997       1996
                                                   ----------  --------  ----------  --------

  Net income (loss)                                   $(46.9)   $ (2.1)     $(60.7)   $ (5.0)

  Provision for depreciation, depletion
     and amortization                                    8.3       4.9        17.6      15.8
  Impairment of mineral properties                      26.2       ---        26.2       ---
  Change in assets and liabilities, net                 13.0       5.6         7.7       ---
                                                      ------     -----      ------     -----

  Net cash provided by (used in) op. activities          0.6       8.4        (9.2)     10.8

  Cash flows from investing activities:
     Capital spending                                   (7.0)     (2.5)      (14.3)     (8.8)
     Disposal of PP&E                                    0.5       ---         0.5       ---
                                                      ------     -----      ------     -----
  Net cash used in investing activities                 (6.5)     (2.5)      (13.8)     (8.8)

  Cash flows from financing activities:
     Proceeds from sale of common stock                  ---       2.2         ---       2.8
                                                      ------     -----      ------     -----

  Decrease in cash and cash equivalents                 (5.9)      8.1       (23.0)      4.8
                                                      ------                ------     -----

  Cash and cash equivalents, beginning
     of period                                          65.5      75.9        82.6      79.2
                                                       -----      ----      ------      ----

  Cash and cash equivalents, end of period            $ 59.6    $ 84.0      $ 59.6    $ 84.0
                                                       -----      ----      ------      ----

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

     Date:  October 17, 1997

                                  MERIDIAN GOLD, INC.

                                  By:       /s/  Brian J. Kennedy
                                      ----------------------------------
                                      President and Chief Executive Officer